For all offerings documented herein (other than the Market-Linked Certificates of Deposit):

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

2	Offerings Brochure | January 2013

Introduction to Structured Investments

Allocating assets between a diversified, multi-asset class Strategic Portfolio and Opportunistic Portfolio can be a strategic way to achieve long-term investment goals and participate in the markets. Structured Investments may be a valuable part of either portfolio.

Structured Investments in a Strategic Portfolio

•	Can be an important part of thoughtful portfolio construction by providing access to traditional global asset classes, including: fixed income, equities, real estate, commodities, and alternatives

•	Fits into Citi’s Adaptive Valuation Strategies, providing an innovative methodology for establishing a dynamic strategic asset allocation to potentially achieve long-term goals
•	May leverage tactical market insights from Citi’s Office of the CIO and Global Investment Committee

•	May help align goals and risk levels

Structured Investments in an Opportunistic Portfolio

•	Can leverage the investment insights of Citi’s 88 trading desks across 160 countries

•	May be constructed through direct access to product specialists in Citi’s Institutional Client Group
•	Extremely flexible. Can be customized to provide exposure to untraditional market views or asset underlyers

•	May be “alpha” driven, designed with the goal of market outperformance

Offerings Brochure | January 2013	3

Callable Barrier Range Accrual Notes Linked to the Russell 2000® Index

Indicative Terms*

Issuer:	Citigroup Inc.
Notes:	Callable Barrier Range Accrual Notes Linked to the Russell 2000® Index due January , 2023
Underlying index:	Russell 2000® Index
Issue Price:	$1,000 per security
Pricing Date:	January , 2013 (expected to be January 25, 2013), the date we price the notes for initial sale to the public
Issue Date:	January , 2013 (three business days after the pricing date)
Payment at Maturity:	$1,000 per note, plus any accrued and unpaid interest
Final Valuation Date:	January 25, 2023
Maturity Date:	Unless earlier redeemed, January , 2023 (expected to be January 30, 2023). If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Redemption:	We may redeem the notes, in whole and not in part, on any interest payment date on or after January , 2015 (expected to be January 30, 2015) for cash equal to 100% of the stated principal amount of the notes, plus accrued and unpaid interest to but excluding the date of such redemption, if any. If we decide to redeem the notes prior to maturity, we will give you notice at least five business days before the redemption date specified in the notice.
Payment at maturity per note:	In addition to the final interest payment, if any:
• If the final index level is greater than the barrier level:
$1,000

• If the final index level is less than or equal to the barrier level:
$1,000 x the index performance factor

If the final index level is less than or equal to the barrier level, this amount will be less than or equal to $700 per note and possibly zero. There is no minimum payment at maturity on the notes.
Final index level:	The closing level of the underlying index on the final valuation date
Initial index level:	, the closing level of the underlying index on the pricing date
Barrier level:	, 70% of the initial index level
Index performance factor:	A fraction equal to the final index level divided by the initial index level. Because the index performance factor will only be calculated if the final index level is less than or equal to the barrier level, the index performance factor will be less than or equal to 70%.

For questions, please call your Private Banker

*	The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which has FDIC insurance, subject to applicable limitations. Please refer to the relevant investment’s offering documents and related material(s) for additional information.

4	Offerings Brochure | January 2013

Contingent monthly coupon:	For each accrual period, 8.00% per annum x (the number of accrual days / the number of elapsed days during that accrual period)

If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the barrier level, then the contingent monthly coupon will be zero, and you will not receive any interest payment on the related interest payment date. If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the barrier level, the contingent monthly coupon for that accrual period, if any, will be less, and possibly significantly less, than 8.00% per annum.

It is possible that the closing level of the underlying index could remain at or below the barrier level for extended periods of time or even throughout the term of the notes so that you will not receive any interest during the term of the notes.

The contingent monthly coupon is variable and may be as low as 0.00% or as high as 8.00% per annum for any particular accrual period.
Interest payment amounts:	The interest payment amount per note for any monthly accrual period will equal the product of $1,000 and the per annum contingent monthly coupon applicable to that monthly accrual period divided by 12.
Interest payment dates:	The third business day following each valuation date, except that the final interest payment date will be the maturity date
Valuation dates:	The (expected to be the 25th) of each month, beginning February , 2013 (expected to be February 25, 2013), subject to postponement for non-index business days. We refer to the last valuation date as the “final valuation date”, which is subject to postponement for non-index business days and certain market disruption events.
CUSIP:	1730T0RC5
Lisiting:	The Notes will not be listed on any exchange. You should not invest in the notes unless you are willing to hold them to maturity.
Selling Concession:	up to 3.50%

Investor Profile

Investor Seeks:

•	Contingent interest payments

•	A callable long-term equity index-linked investment

Investor Can Accept:

•	A holding period of approximately 10 years

•	The possibility of losing part or all of the principal amount invested if not held to maturity

•	The complete description of the risks associated with this investment as outlined in the “Risk Factors” section of the applicable preliminary pricing supplement

For questions, please call your Private Banker

*	The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which has FDIC insurance, subject to applicable limitations. Please refer to the relevant investment’s offering documents and related material(s) for additional information.

Offerings Brochure | January 2013	5

Strategic Market Access Notes Based Upon a Basket of Energy-Related Master Limited Partnerships

Indicative Terms*

Issuer:	Citigroup Inc.
Offering:	Strategic Market Access Notes Based Upon a Basket of Energy-Related Master Limited Partnerships
Underlying Basket:	The common units of the following ten MLPs comprise the basket components: Access Midstream Partners L.P.; DCP Midstream Partners, LP; Enterprise Product Partners L.P.; EQT Midstream Partners LP; Golar LNG Partners LP; MarkWest Energy Partners, L.P.; Targa Resources Partners, LP; Plains All American Pipeline, L.P.; Western Gas Partners, LP; Williams Partners L.P.
Issue Price:	The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The minimum investment amount will be notes having an aggregate stated principal amount of $50,000.
Pricing Date:	January , 2013 (expected to be January 28, 2013)
Maturity Date:	July , 2014 or February , 2015 (expected to be July 31, 2014 or February 2, 2015). The actual maturity date will be determined on the date the notes are initially priced for sale to the public, which we refer to as the pricing date.
Payment at Maturity:	If you hold your notes at maturity, you will receive for each note a maturity payment equal to the net investment value of the note on the third trading day prior to the maturity date (which we refer to as the valuation date), plus accrued and unpaid interest. The maturity payment you receive, if any, may be less than your initial investment in the notes and could be zero.
Interest Payment:	The amount of interest payable per note will vary and for each quarterly interest period will equal the sum of (i) the fixed interest amount of 0.10% per annum and (ii) the variable interest amount, which may be zero. The variable interest amount will equal the total amount of ordinary cash dividends with respect to the basket components for which an ex-date has occurred during each quarterly interest period, if any, for each $1,000 note (which amount we refer to as the dividend amount).
Interest Payment Dates:	Quarterly on the of each January, April, July and October, beginning on April , 2013, and on the maturity date
Net Investment Value:	Will be calculated after the deduction of an adjustment factor of 1.00% per annum which will accrue daily during the term of the notes based upon the net investment value on the immediately preceding trading day. At maturity, you will receive an amount less than the stated principal amount of the notes unless the net investment value on the valuation date has increased from the net investment value on the pricing date by an amount greater than the sum of (i) the accumulated basket adjustment fee and (ii) a sales charge of $10 per note. The sales charge represents the underwriting fee payable by us for notes sold in this offering to brokerage accounts.
Basket Return Percentage:	Ending basket value
Starting basket value
CUSIP:	1730T0RB7
Listing:	The Notes will not be listed on any exchange. You should not invest in the notes unless you are willing to hold them to maturity.
Selling Concession:	1.00%

For questions, please call your Private Banker

*	The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which has FDIC insurance, subject to applicable limitations. Please refer to the relevant investment’s offering documents and related material(s) for additional information.

6	Offerings Brochure | January 2013

Investor Profile

Investor Seeks:	Investor Can Accept:

• Fixed coupon payment	• A holding period of approximately [18-24] months

• A short-term Master Limited Partnerships-linked investment	• The possibility of losing part or all of the principal amount invested if not held to maturity

• The complete description of the risks associated with this investment as outlined in the “Risk Factors” section of the applicable preliminary pricing supplement

For questions, please call your Private Banker

*	The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which has FDIC insurance, subject to applicable limitations. Please refer to the relevant investment’s offering documents and related material(s) for additional information.

Offerings Brochure | January 2013	7

Important Information for the Monthly Offerings

Investment Information

The investments set forth in the previous pages are intended for general indication only of the CitiFirst Investments offerings. The issuer reserves the right to terminate any offering prior to its pricing date or to close ticketing early on any offering.

SEC Registered (Public) Offerings

Each issuer and guarantor, if applicable, has separately filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the SEC registered offerings by that issuer or guarantor, if applicable, to which this communication relates. Before you invest in any of the registered offerings identified in this Offerings Brochure, you should read the prospectus in the applicable registration statement and the other documents the issuer and guarantor, if applicable, have filed with the SEC for more complete information about that issuer, the guarantor, if applicable, and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

For Registered Offerings Issued by: Citigroup Inc.

Issuer’s Registration Statement Number: 333-172554

Issuer’s CIK on the SEC Website: 0001318281

Alternatively, you can request a prospectus and any other documents related to the offerings, either in hard copy or electronic form, by calling toll-free 1-877-858-5407 or by calling your Private Banker.

The SEC registered securities described herein are not bank deposits but are senior, unsecured debt obligations of the issuer. The SEC registered securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality.

Market-Linked Certificates of Deposit

The Market-Linked Deposits (“MLDs”) are not SEC registered offerings and are not required to be so registered. For indicative terms and conditions on any MLD, please contact your Private Banker or call the toll-free number 1-877-858-5407.

8	Offerings Brochure | January 2013

Overview of Key Benefits and Risks of Investments

Benefits

•

Investors can access investments linked to a variety of underlying assets or indices, such as domestic and foreign indices, exchange-traded funds, commodities, foreign-exchange, interest rates, equities, or a combination thereof.

•	Structured investments can offer unique risk/ return profiles to match investment objectives, such as the amount of principal due at maturity, periodic income, and enhanced returns.

Risks

•

The risks below are not intended to be an exhaustive list of the risks associated with a particular CitiFirst Structured Investment offering. Before you invest in any CitiFirst Structured Investment you should thoroughly review the particular investment’s offering document(s) and related material(s) for a comprehensive description of the risks and considerations associated with the particular investment.

•	Potential for Loss

•

The terms of certain investments provide that the full principal amount is due at maturity, subject to the applicable issuer or guarantor credit risk. However, if an investor sells or redeems such investment prior to maturity, the investor may receive an amount less than his/her original investment.

•

The terms of certain investments provide that the payment due at maturity could be significantly less than the full principal amount and, for certain investments, could be zero. In these cases, an investor may receive an amount significantly less than his/ her original investment and may receive nothing at maturity of the investment.

•

Appreciation May Be Limited – Depending on the investment, an investor’s appreciation may be limited by a maximum amount payable or by the extent to which the return reflects the performance of the underlying asset or index.

•	Issuer or Guarantor Credit Risk – All payments on CitiFirst Structured Investments are dependent on the applicable issuer’s or guarantor’s ability to pay all amounts due on these investments including any principal due at maturity and therefore investors are subject to the credit risk of the applicable issuer or guarantor.

•

Secondary Market – There may be little or no secondary market for a particular investment. If the applicable offering document(s) so specifies, the issuer may apply to list an investment on a securities exchange, but it is not possible to predict whether any investment will meet the listing requirements of that particular exchange, or if listed, whether any secondary market will exist.

•

Resale Value of a CitiFirst Structured Investment May be Lower than Your Initial Investment – Due to, among other things, the changes in the price of and dividend yield on the underlying asset, interest rates, the earnings performance of the issuer of the underlying asset, the applicable issuer or guarantor of the CitiFirst Structured Investment’s perceived creditworthiness, the investment may trade, if at all, at prices below its initial issue price and an investor could receive substantially less than the amount of his/her original investment upon any resale of the investment.

•

Volatility of the Underlying Asset or Index – Depending on the investment, the amount you receive at maturity could depend on the price or value of the underlying asset or index during the term of the trade as well as where the price or value of the underlying asset or index is at maturity; thus, the volatility of the underlying asset or index, which is the term used to describe the size and frequency of market fluctuations in the price or value of the underlying asset or index, may result in an investor receiving an amount less than he/she would otherwise receive.

•

Potential for Lower Comparable Yield – The effective yield on any investment may be less than that which would be payable on a conventional fixed-rate debt security of the same issuer with comparable maturity.

•

Affiliate Research Reports and Commentary – Affiliates of the particular issuer may publish research reports or otherwise express opinions or provide recommendations from time to time regarding the underlying asset or index which may influence the price or value of the underlying asset or index and, therefore, the value of the investment. Further, any research, opinion or recommendation expressed within such research reports may not be consistent with purchasing, holding or selling the investment.

•

The United States Federal Income Tax Consequences of Structured Investments are Uncertain – No statutory, judicial or administrative authority directly addresses the characterization of structured investments for U.S. federal income tax purposes. The tax treatment of a structured investment may be very different than that of its underlying asset. As a result, significant aspects of the U.S. federal income tax consequences and treatment of an investment are not certain. The offering document(s) for each structured investment contains tax conclusions and discussions about the expected U.S. federal income tax consequences and treatment of the related structured investment. However, no ruling is being requested from the Internal Revenue Service with respect to any structured investment and no assurance can be given that the Internal Revenue Service will agree with the tax conclusions and treatment expressed within the offering document(s) of a particular structured investment. Citigroup Global Markets Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any structured investment.

•

Fees and Conflicts – The issuer of a structured investment and its affiliates may play a variety of roles in connection with the investment, including acting as calculation agent and hedging the issuer’s obligations under the investment. In performing these duties, the economic interests of the affiliates of the issuer may be adverse to the interests of the investor.

Offerings Brochure | January 2013	9

Additional Considerations

Please note that the information contained in this brochure is current as of the date indicated and is not intended to be a complete description of the terms, risks and benefits associated with any particular structured investment. Therefore, all of the information set forth herein is qualified in its entirety by the more detailed information provided in the offering documents(s) and related material for the respective structured investment.

The structured investments discussed within this brochure are not suitable for all investors. Prospective investors should evaluate their financial objectives and tolerance for risk prior to investing in any structured investment.

Tax Disclosure

Citigroup Global Markets Inc., its affiliates and employees do not provide tax or legal advice. To the extent that this brochure or any offering document(s) concerns tax matters, it is not intended to be used and cannot be used by a taxpayer for the purpose of avoiding penalties that may be imposed by law. Any such taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase structured investments as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the structured investments or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the structured investments or (B) its acquisition and holding of the structured in is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the structured investments if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of structured investments by the account, plan or annuity. You should refer to the section “ERISA Matters” in the applicable offering document(s) for more information.

Distribution Limitations and Considerations

This document may not be distributed in any jurisdiction where it is unlawful to do so. The investments described in this document may not be marketed, or sold or be available for offer or sale in any jurisdiction outside of the U.S., unless explicitly stated in the offering document(s) and related materials. In particular:

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to structured investments, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to structured investments which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the structured investments may be circulated or distributed, nor may the structured investments be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/ her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased structured investments, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the structured investments under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

10	Offerings Brochure | January 2013

Notes

Offerings Brochure | January 2013	11

Notes

NOTES | DEPOSITS | CERTIFICATES | OTC DERIVATIVES

To discuss investment ideas and strategies, Private Bankers may call our sales team.

Private Investors should call their private banker.

Client service number for Private Bankers in the Americas:

+1 (212) 723-3916

For more information, please go to www.citifirst.com

“Russell 2000® Index” is a trademark of the Russell Investment Group and has been licensed for use by Citigroup Inc.

©2013 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.